UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 1)*

One World Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0025 par value

(Title of Class of Securities)

68245E200

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 4 Pages

CUSIP No. 68245E200	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eastmore Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,749,869
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,749,869
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,749,869
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68245E200	13G	Page 3 of 4 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of One World Holdings, Inc. beneficially owned by the Reporting Person specified herein as of December 31, 2015 and amends and supplements the Schedule 13G dated as of February 4, 2015 (“Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 21,749,869 * shares of Common Stock as of December 31, 2015

(b)	Percent of Class: 4.9%*

The Reporting Persons’ beneficial ownership of 21,749,869 * shares of Common Stock constitutes 4.9%* of all the outstanding shares of Common Stock, based upon 422,125,005 shares of Common Stock outstanding as of December 3, 2015, as reported by the Issuer in its most recent Preliminary Proxy Statement.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 21,749,869 *

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 21,749,869 *

(iv)	shared power to dispose or to direct the disposition of: 0

*Subject to the Ownership Limitation (defined below), the Reporting Person may be deemed to beneficially own in excess of 4.9% of the Issuer’s shares of Common Stock based on the Reporting Person’s ownership of outstanding convertible notes (“Notes”). In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Notes are convertible is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Person having beneficial ownership of 4.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause the Reporting Person's beneficial ownership to exceed the Ownership Limitation.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of its/his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68245E200	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his/her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 28, 2016

EASTMORE CAPITAL, LLC

By:	/s/ Felicia Preston
Name:	Felicia Preston
Title:	Director

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 U.S.C. 1001).